UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549





SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Protherics PLC(1)
(Name of Issuer)

COMMON STOCK
(Title of Class Securities)


Not applicable
(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)
	Rule 13d-1(c)
	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




1. Under Rule 12g-3 of the Act, Protherics PLC is the successor issuer to Therapeutic Antibodies Inc. pursuant to a merger between a subsidiary of Proteus International plc and Therapeutic Antibodies Inc. effective September 15, 1999.









CUSIP No.  Not applicable.

1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
PPM America, Inc.

2.
Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.
SEC Use Only

4.
Citizenship or Place of Organization

Delaware

5.
Sole Voting Power  7,413,089

6.
Shared Voting Power  Not applicable

7.
Sole Dispositive Power  7,413,089

8.
Shared Dispositive Power  Not applicable

9.
Aggregate Amount Beneficially Owned by Each Reporting Person  7,413,089

10.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11.
Percent of Class Represented by Amount in Row (11)  4.7%

12.
Type of Reporting Person (See Instructions)  IA














Item 1.

(a) Name of Issuer: Protherics PLC, a successor issuer to Therapeutic Antibodies Inc. under Rule 12g-3 of the Act, pursuant to a merger between a subsidiary of Proteus International plc and Therapeutic Antibodies Inc., effective September 15, 1999.

(b) Address of Issuer's Principal Executive Offices: Beechfield House, Lyme Green Business Park, Macclesfield, Cheshire, England SK11 0JL

Item 2.

(a)	Name of Person Filing:  PPM America, Inc.
(b) Address of Principal Business Office or, if none, Residence: 225 West Wacker Drive, Suite 1200, Chicago, IL 60606
(c)	Citizenship: Delaware
(d)	Title of Class of Securities:  Common Stock
(e)	CUSIP Number: Not applicable.

Item 3.	Type of Person:

            (e)  PPM America, is an investment adviser.

Item 4.	Ownership

 (a)	Amount beneficially owned: 7,413,089
 (b)	Percent of class: 4.7%
 (c)	Number of shares as to which the person has:
   (i)	Sole power to vote or to direct the vote: 7,413,089
   (ii)	Shared power to vote or to direct the vote: Not applicable.
   (iii)	Sole power to dispose or to direct the disposition of: 7,413,089
   (iv)	Shared power to dispose or to direct the disposition of:   Not
		applicable.
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following x.



Item 6.	Ownership of More than Five Percent on Behalf of Another Person

		Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
	 	the Security Being Reported on By the Parent Holding Company

		Not applicable.
Item 8.	Identification and Classification of Members of the Group

		See Exhibit A.

Item 9.	Notice of Dissolution of Group

		Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuers of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

















































SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: February 14, 2000
PPM America, Inc.



By:  Paul Carter
Vice President - Compliance










































EXHIBIT A

Identification and Classification of the Members of the Group.

By no-action relief granted on July 5, 1991, the SEC generally stated it would not recommend enforcement action if Prudential Corporation plc together with certain of its subsidiaries collectively reported beneficial ownership of more than 5% of a class of equity security subject to Section 13(d) of the Securities Exchange Act of 1934 on Schedule 13G rather than Schedule 13D. Therefore, PPMAmerica, Inc., a subsidiary of Prudential Corporation plc, is making this filing on behalf of certain of Prudential Corportion plc's subsidiaires.